OMB APPROVAL
                                           -------------------------------------
                                           OMB Number                  3235-0145
                                           Expire                August 31, 1999
                                                        Estimated average burden
                                           hours per response..............14.90



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*


                           SOS Staffing Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   78462X-10-4
                                  -------------
                                 (CUSIP Number)

                                December 31, 1999
                    -----------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]        Rule 13d-1(b)
         [X]        Rule 13d-1(c)
         [ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.   78462X-10-4
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
           Richard D. Reinhold
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------

3.       SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization    United States
                                              ----------------

--------------------------------------------------------------------------------

Number of                  5.       Sole Voting Power             None
Shares Bene-
ficially                   6.       Shared Voting Power      1,428,600
Owned by Each
Reporting                  7.       Sole Dispositive Power   1,348,600
Person With:
                           8.       Shared Dispositive Power    80,000
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person    1,428,600
                                                                  ------------

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (11)    11.25%
                                                        ---------

12.  Type of Reporting Person (See Instructions)    IN
                                                     -----

CUSIP No.   78462X-10-4
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
           Sandra E. Reinhold
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization    United States
                                              ----------------
--------------------------------------------------------------------------------

Number of                  5.       Sole Voting Power             None
Shares Bene-
ficially                   6.       Shared Voting Power      1,433,600
Owned by Each
Reporting                  7.       Sole Dispositive Power   1,353,600
Person With:
                           8.       Shared Dispositive Power    80,000
--------------------------------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person    1,433,600
                                                                 ------------

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (11)    11.25%
                                                       ---------

12. Type of Reporting Person (See Instructions)    IN
                                                     -----

CUSIP No.   78462X-10-4
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
           Reed F. Reinhold
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization    United States
                                              ----------------
--------------------------------------------------------------------------------

Number of                  5.       Sole Voting Power            6,000
Shares
Beneficially               6.       Shared Voting Power      2,782,200
Owned by Each
Reporting                  7.       Sole Dispositive Power       6,000
Person With:
                           8.       Shared Dispositive Power      None
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person    2,788,200
                                                                  ------------

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (11)    21.96%
                                                        ---------

12.  Type of Reporting Person (See Instructions)    IN
                                                     -----

CUSIP No.    78462X-10-4


Item 1.

         (a)    Name of Issuer:   SOS Staffing Services, Inc.  (the "Company")

         (b) Address of Issuer's Principal Executive Offices: 1415 So. Main St., Salt Lake City, UT 84115

Item 2.

         (a)    Name of Persons Filing:   Richard   D.   Reinhold,   Sandra   E.
                                          Reinhold  and  Reed F.  Reinhold  (the
                                          "Reporting Persons")

         (b)    Address of  Principal  Business  Office of Richard D.  Reinhold:
                1415 So. Main Street, Salt Lake City, Utah 84115.

                Address of Residence of Sandra E. Reinhold: 376 W. Cottage Creek Court, Midway, Utah 84046

                Address of Residence of Reed F. Reinhold: 1696 E. Torrey Pines Circle, Draper, Utah 84020.

         (c)    Citizenship: United States

         (d)    Title of Class of Securities: Common Stock, $.01 Par Value

         (e)    CUSIP Number: 78462X 10 4

Item 3.

         This statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.  Ownership

         (a) Amount beneficially owned by Richard D. Reinhold as of 12/31/99:           1,428,600 shares
             Amount beneficially owned by Sandra E. Reinhold as of 12/31/99:            1,433,600 shares
             Amount beneficially owned by Reed F. Reinhold as of 12/31/99:              2,788,200 shares

         (b) Percent of class owned by Richard D. Reinhold as of 12/31/99:              11.25%
             Percent of class owned by Sandra E. Reinhold as of 12/31/99:               11.25%
             Percent of class owned by Reed F. Reinhold as of 12/31/99:                 21.96%

         (c) Number of shares as to which the Reporting Persons have:

             (i) As of 12/31/99 Reed F. Reinhold had sole power to direct the vote of 6,000 shares.

             (ii) As of 12/31/99 Richard D. Reinhold and Reed F. Reinhold shared the power to vote 1,348,600 shares. As of 12/31/99 Sandra E. Reinhold and Reed F. Reinhold shared the power to vote 1,353,600 shares. As of 12/31/99 the Reporting Persons shared the power to vote or direct the vote of 80,000 shares held by a limited partnership of which Richard D. Reinhold and Sandra E. Reinhold were the general partners. In addition, each of these Reporting Persons may be deemed to share the power to vote or direct the vote of the shares held by the other Reporting Person.

             (iii) As of 12/31/99 Richard D. Reinhold had sole power to direct the disposition of 1,348,600 shares. As of 12/31/99 Sandra
                    E. Reinhold had sole power to direct the disposition of 1,353,600 shares. As of 12/31/99 Reed F. Reinhold had sole power to direct the disposition of 6,000 shares.

             (iv) As of 12/31/99 Richard D. Reinhold and Sandra E. Reinhold shared the power to dispose or to direct the disposition of 80,000 shares held by a limited partnership of which these Reporting Persons were the general partners.

CUSIP No.    78462X-10-4
--------------------------------------------------------------------------------
         The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, are the beneficial owners of all of the securities covered by this Schedule 13G.


Item 5.  Ownership of Five Percent or Less of a Class

         This statement is not being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10.     Certification

         Not applicable.

CUSIP No.    78462X-10-4
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 10, 2000             Date: February 10, 2000



By/s/ Richard D. Reinhold             By/s/ Sandra E. Reinhold
-------------------------             ------------------------
* Richard D. Reinhold                 *Sandra E. Reinhold




                                      Date:   February 10, 2000



                                      By/s/ Reed F. Reinhold
                                      ----------------------
                                      Reed F. Reinhold

CUSIP No.    78462X-10-4
--------------------------------------------------------------------------------

                                    EXHIBIT A
                                    ---------


                                    AGREEMENT


         The undersigned agree that this Amendment No. 4 to Schedule 13G of Richard D. Reinhold, Sandra E. Reinhold and Reed F. Reinhold relating to shares of Common Stock of SOS Staffing Services, Inc. shall be filed on behalf of each of the undersigned.




Date:   February 10, 2000              Date: February 10, 2000



By   /s/ Richard D. Reinhold           By   /s/ Sandra E. Reinhold
----------------------------           ---------------------------
Richard D. Reinhold                    Sandra E. Reinhold





                                       Date:   February 10, 2000



                                       By   /s/  Reed F. Reinhold
                                       --------------------------
                                       Reed F. Reinhold